Exhibit (a)(24)


                        DIME TO EXPLORE STRATEGIC OPTIONS

NEW YORK, April 28, 2000 - Dime Bancorp, Inc. (NYSE: DME) announced today that in light of the termination of the merger agreement with Hudson United Bancorp (NYSE: HU), Dime's board of directors and management, together with their financial and legal advisors, will begin a comprehensive exploration of all strategic options.

Lawrence J. Toal, Chairman and Chief Executive Officer of Dime said, "Our board and management team are dedicated to realizing the full value of our franchise for the benefit of our stockholders, customers, employees and the communities we serve.

"We have a strong record of financial performance - including fifteen consecutive quarters of higher operating earnings - and a solid balance sheet. Our record first quarter earnings exceeded Wall Street expectations. Dime has achieved a more commercial bank-like profile with its diversified earnings stream and attractive loan and deposit mix. Dime's outstanding consumer and business banking franchise serves some of the nation's most attractive markets, and our North American Mortgage Company subsidiary has evolved into one of the premier mortgage banks in the country."

Dime also said that North Fork's hostile offer is inadequate, is based on unachievable assumptions and is fraught with risk. This risk was further underscored just this week as North Fork's first quarter earnings failed to meet Wall Street's estimates. Dime is seven times larger than North Fork's next largest acquisition and almost three times larger than all of its acquisitions over the past four years combined. By attempting to acquire Dime, North Fork is biting off more than it can chew.

"We are confident there are better strategic alternatives and we urge Dime stockholders not to tender their shares to North Fork," concluded Mr. Toal.

Dime is the parent of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

Investors are urged to read Dime's solicitation/recommendation statement filed with the Securities and Exchange Commission on Schedule 14D-9 on March 21, 2000 and any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to:
Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY, telephone (212-326-6170), or Innisfree M&A Incorporated at (888) 750-5834.


                                      # # #
Contacts:
Franklin Wright                     Mike Pascale/Rhonda Barnat
Dime                                Abernathy MacGregor Group
212/326-6170                        212/371-5999